FORM 4

/ X / Check this box if no longer
      subject to Section 16. Form 4
      or Form 5 obligation may
      continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.    Name and Address of Reporting Person

      GE Fund
      3135 Easton Turnpike
      Fairfield,  CT  06431

2.    Issuer Name and Ticker or Trading Symbol

      Genicom Corporation (GECM)

3.    IRS or Social Security Number of Reporting Person (Voluntary)

      I.R.S. #22-2621967

4.    Statement for Month/Year

      April 1998

5.    If Amendment, Date of Original (Month/Year)



6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)

       ( ) Director              (x) 10% Owner
       ( ) Officer (give title   ( ) Other (specify
           below)                    below)



-------------------------------------------------------------------------

7.     Individual or Joint/Group Filing (Check Applicable Line)

       (x) Form filed by One Reporting Person
       ( ) Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
           Owned


1. Title of Security  2. Trans-  3. Trans-   4. Securities            5. Amount of 6. Ownership   7. Nature of
   (Instr. 3)            action     action      Acquired (A) or          Secur-       Form:          Indirect
                         Date       Code        Disposed of (D)          ities        Direct (D)     Beneficial
                        (Month/     (Instr.     (Instr. 3, 4             Benefici-    or             Ownership
                         Day/       8)          and 5)                   ally         Indirect       (Instr. 4)
                         Year)                                           Owned at     (I)
                                                                         End of       (Instr. 4)
                                                                         Month
                                                                         (Instr.
                                                                         3 and 4)
                                 ----------  -------------------
                                 Code    V   Amount     (A)  Price
                                                        or
                                                        (D)

Common Stock              4/3/98   S          14,400     D   $11.80
                          4/6/98   S          26,200     D   $11.54
                          4/8/98   S           6,000     D   $11.56
                         4/13/98   S         150,000     D   $11.42
                         4/14/98   S          16,300     D   $11.81
                         4/15/98   S           7,300     D   $11.82
                         4/20/98   S          10,600     D   $11.85
                         4/21/98   S          18,000     D   $12.24
                         4/22/98   S          20,000     D   $12.38
                         4/22/98   S           3,100     D   $12.44
                         4/22/98   S           4,700     D   $12.41
                         4/23/98   S          10,000     D   $ 9.94
                         4/23/98   S             500     D   $12.63     868,932
                                                                                         D


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative        2. Conversion    3. Transaction    4. Transaction     5. Number of       6. Date
   Security                      or Exercise      Date              Code               Derivative         Exercisable
   (Instr. 3)                    Price of         (Month/           (Instr. 8)         Securities         and
                                 Derivative       Day/Year)                            Acquired (A)       Expiration
                                 Security                                              or Disposed        Date
                                                                                       of (D)             (Month/
                                                                                       (Instr. 3, 4,      Day/Year)
                                                                                       and 5)
                                                                 ----------------   ----------------   ----------------
                                                                   Code       V       (A)      (D)     Date     Expira-
                                                                                                       Exer-    tion
                                                                                                       cisable  Date





Table II (continued)


7. Title and Amount of  8. Price of Derivative  9. Number of             10. Ownership Form of   11. Nature of Indirect
Underlying Securities   Security                Derivative Securities    Derivative Security     Beneficial Ownership
                        (Instr. 5)              Beneficially Owned at    Direct (D) or Indirect  (Instr. 4)
                                                End of Month             (I)
                                                (Instr. 4)               (Instr. 4)
----------------------
Title       Amount or
            Number of
            Shares





Explanation of Responses:



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


GE FUND


/s/ Jane Polin                      May 11, 1998
---------------------------------   ------------
Name:  Jane Polin                       Date
Title: Comptroller